UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
;49

19011332

REPORT
5

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SEC FILE NUMBER
8-51550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avondale Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Burton Hill Blvd, Suite 450
(No. and Street)

Nashville	Tennessee	37215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel D. Oertling 615-467-3514
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name – *if individual, state last, first, middle name*)

555 Great Circle Road	Nashville	TN	37228
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
AUG 29 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Joel D. Oertling, V.P. Finance, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avondale Partners, LLC, as of June 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P. Finance

Title

ANGELA C. BATES STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avondale Partners, LLC
SEC # 8-51550
Financial Statements
June 30, 2019

AVONDALE PARTNERS

KraftCPAs PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the "Company") as of June 30, 2019, and the related notes to the financial statement (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Kraft CPAs PLLC

We have served as the Company's auditor since 2001.

Nashville, Tennessee
August 26, 2019

KraftCPAs PLLC • Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • phone: 615-242-7351 • fax: 615-782-4271 • kraftcpas.com

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

ASSETS

Cash	$ 794,710
Receivables from related parties	37,367
Prepaid expenses and other assets	96,070
Furniture, equipment and improvements - at cost, less accumulated depreciation	7,324
TOTAL ASSETS	$ 935,471

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 45,840
TOTAL LIABILITIES	45,840
MEMBER'S EQUITY	889,631
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 935,471

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which is wholly owned by Avondale Group, LLC, a Tennessee limited liability company.

The Company operates as a securities broker-dealer providing investment banking, equity capital markets and wealth management services to its institutional and retail clients. In 2019, the Company exited the equity capital markets and wealth management lines of service. The Company is headquartered in Nashville, Tennessee.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company uses a June 30 fiscal year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Receivables

The Company estimates an allowance for doubtful accounts on receivables, which may not be fully collectible, based on the length of time an account is past due and an assessment of the ability to pay. Accounts determined to be uncollectible are charged off against the allowance in the period of determination. The Company considers all receivables at year end to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

The Company's trading activities were recorded on a trade date basis. The Company's trading activities were cleared through National Financial Services, LLC until the Company exited the securities trading lines of business in April 2019.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years, or over the term of the lease (if shorter) for leasehold improvements.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes. The Company files state income tax returns in the States of Tennessee, California, and Alabama. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been provided.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred between June 30, 2019 and August 26, 2019, the date the statement of financial condition was available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company also had an account with a broker-dealer that was the custodian of the Company's securities and a portion of its cash and was covered by the Securities Investor Protection Corporation ("SIPC"). SIPC protects each customer's account up to $500,000, limited to $250,000 on claims for cash. Accounts held by the broker-dealer were also covered through Lloyd's of London. Under this program, cash is covered up to $2,150,000 and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

The Company exited the securities trading and wealth management lines of business in April of 2019. As a consequence, the Company liquidated its account with the aforementioned broker-dealer and terminated the relationship.

NOTE 4 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at June 30, 2019:

Prepaid rent	$ 11,646
Prepaid communications and data	29,608
Prepaid insurance and medical benefits	19,722
Prepaid taxes, licenses and assessments	15,948
Deposits	12,011
Miscellaneous other prepaid expenses	7,135
	$ 96,070

NOTE 5 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at June 30, 2019:

Furniture and fixtures	$ 8,848
Technology equipment	109,318
Office equipment	2,696
	120,862
Less accumulated depreciation	(113,538)
	$ 7,324

NOTE 6 - TRANSACTIONS WITH AFFILIATES

As of June 30, 2019, net receivables from related parties totaled $37,367.

NOTE 7 - COMMITMENTS

During 2019, the Company leased space for its Nashville headquarters on a month to month basis from J.J.B. Hilliard, W.L. Lyons, LLC. The Company subleased portions of its Nashville office location to outside parties under month to month agreements. In addition, the Company leased office space in St. Louis, Missouri and San Francisco, California under non-cancelable operating leases that expired during the fiscal year. The St. Louis office location was leased to an outside party under a non-cancelable sublease agreement which expired in March 2019.

Subsequent to June 30, 2019, the Company entered into a non-cancelable operating lease for its Nashville headquarters.

Certain of the leases provide for escalating rental rates over the lease term and/or a build-out allowance for leasehold improvements made by the Company. Rental expense pertaining to these leases is recognized on the straight-line method over the lease term.

The Company also leases office equipment under cancelable contracts that expire over the next six fiscal years.

As of June 30, 2019, aggregate future lease commitments are as follows:

Year Ending June 30,	Total Lease Commitments
2020	$ 112,199
2021	148,504
2022	149,956
2023	153,535
2024	157,269
Thereafter	39,333
Total	$ 760,796

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company had regulatory net capital of $748,870, which was $743,870 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital ratio was 6%.

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of June 30, 2019:

Accounts payable - trade	$ 9,534
Accrued compensation	1,375
Accrued professional fees	31,480
Other accrued expenses	3,451
	$ 45,840

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of employees.

Avondale Partners, LLC
SEC # 8-51550
Exemption Report
June 30, 2019

AVONDALE PARTNERS

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

STATEMENT OF FINANCIAL CONDITION,
FORM X-17A-5, PART III,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2019

Filed as PUBLIC information pursuant to
Rule 17a-5(d) under the Security Exchange
Act of 1934.

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2019

CONTENTS

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

SEC RULE 15c3-3 EXEMPTION REPORT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2019

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

SEC RULE 15c3-3 EXEMPTION REPORT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2019

CONTENTS

KraftCPAs PLLC

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which *(a)* Avondale Partners, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Avondale Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and *(b)* Avondale Partners, LLC stated that Avondale Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Avondale Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avondale Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

KraftCPAs PLLC

Nashville, Tennessee
August 26, 2019

SEC Mail Processing
AUG 29 2019
Washington, DC

SEC Mail Processing

KraftCPAs PLLC • Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • phone: 615-242-7351 • fax: 615-782-4271 • kraftcpas.com

AVONDALE PARTNERS

40 Burton Hills Boulevard
Suite 450
Nashville, TN 37215

June 30, 2019

Ms. Susan Barbazon-Wallace
FINRA – District No. 5
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA 70163-0802

Re: SEC Rule 15c3-3 Exemption Report

Dear Ms. Wallace:

Pursuant to new requirements with respect to SEA Rule 17a-5, Avondale Partners, LLC claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule ("Introduces Accounts and Does Not Hold Customer Funds or Securities") as of and for the year ended June 30, 2019.

Avondale Partners, LLC met the above-mentioned exemption provisions throughout the year ended June 30, 2019 without exception.

Sincerely,

Joel D. Oertling
V.P. Finance